UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 001-36288
CUSIP NUMBER 00972G207

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2024

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: ________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Akari Therapeutics, Plc

Full Name of Registrant

N/A

Former Name if Applicable

22 Boston Wharf Road FL 7

Address of Principal Executive Office (Street and Number)

Boston, MA 02210

City, State and Zip Code

PART II -- RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;
☒

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Akari Therapeutics, plc (the “Company”) will be unable to file its Annual Report on Form 10-K for the year ended December 31, 2024 (the “Form 10-K”) within the prescribed time period without unreasonable effort or expense. The Company requires additional time to complete its financial statement close procedures and finalize its financial statements to be included in the Form 10-K due primarily to the accounting for the business combination that occurred on November 14, 2024, and other accounting items, not yet being completed. For these reasons, the Company needs additional time to complete its financial statements and other disclosures in the Form 10-K. The Company currently expects to file its Form 10-K within the fifteen calendar day extension provided by Rule 12b-25.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Samir R. Patel, M.D.	(929)	274-7510
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

There have been significant developments in the Company’s business and operations including, without limitation, hiring of key personnel, pipeline prioritization, merger-related activities, and other changes to the Company’s financial condition, including its available liquidity and capital resources. As a result of these changes, the Company’s consolidated financial statements for the fiscal year ended December 31, 2024, included in the Form 10-K, will include the results of operations of Peak Bio, Inc. from the acquisition date of November 14, 2024 and will include a significant increase in operating expenses and net loss due to merger-related expenses and restructuring expenses, which will be described in further detail in the Form 10-K.

Forward-Looking Statements

This Form 12b-25 contains certain forward-looking statements that involve substantial risks and uncertainties. When used herein, the terms “intends,” “anticipates,” “expects,” “estimates,” “believes” and similar expressions, as they relate to the Company or our management, are intended to identify such forward-looking statements.

Forward-looking statements in this Form 12b-25 or hereafter, including in other publicly available documents filed with the Securities and Exchange Commission (the “SEC”), reports to the stockholders of the Company and other publicly available statements issued or released by the Company involve known and unknown risks, uncertainties and other factors which could cause the Company’s actual results, performance (financial or operating) or achievements to differ from the future results, performance (financial or operating) or achievements expressed or implied by such forward-looking statements. Such future results are based upon management’s best estimates based upon current conditions and the most recent results of operations. These risks include, but are not limited to, the risks set forth herein and in such other documents filed with the SEC, each of which could adversely affect the Company’s business and the accuracy of the forward-looking statements contained herein. The Company’s actual results, performance or achievements may differ materially from those expressed or implied by such forward-looking statements.

Akari Therapeutics, Plc

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 31, 2025	By	/s/ Samir R. Patel, M.D.

Name: Samir R. Patel, M.D.

Title: President and Chief Executive Officer